SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series 1 Notes in a principal amount of US$ 120,000,000, due 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Fixed Rate Series I Notes in a principal amount of US$ 120,000,000, due 2017

Alto Palermo S.A. (APSA) informs that on November 12, 2010, will start the payment of the seventh installment of interests related to the Series 1 Notes issued on May 11, 2007.

Payment Agent:	The Bank of New York

Date of effective payment:	November 12, 2010

Payment Hours:	From 09:00 am to 06:00 pm (Buenos Aires time).

Number of service to be paid:	Seventh installment of interests

Period comprised by the payment:	May 11, 2010 / November 11, 2010

Concept of payment:	Interests (100%)

Payment Currency:	The payment will be made in U.S dollars.

Residual Nominal Principal:	US$120,000,000

Annual Nominal Interest:	7.875%

Interest being paid:	US$ 4,725,000.00

Amortization coupon:	Not applicable

Payment Agent in Argentina:	Banco Santander Río S.A

Payment Domicile:	Bartolomé Mitre 480, 11th. Floor, Buenos Aires, Argentina.

The interests will be paid to the people at whose name the notes were registered on October 27, 2010 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: November 8, 2010